PACIFIC TOPAZ RESOURCES LTD.
605 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
Tel: (604) 669-5819 Fax: (604) 669-5886

December 19, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since August 5, 2008:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended August 31, 2008 with relevant MD&A.

B. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER:

GWEN WEGNER
Corporate Secretary

Enclosures

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the "Interim Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ended **August 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: October 31, 2008.

"Raymond W. Roland"

Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the "Interim Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ended **August 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: October 31, 2008.

"Raymond W. Roland"

Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PACIFIC TOPAZ RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

PACIFIC TOPAZ RESOURCES LTD.

August 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

		(Unaudited) August 31, 2008		(Audited) November 30, 2007
ASSETS				
Current				
Cash and cash equivalents	$	164	$	455
GST receivable		24,149		33,907
Accounts receivable		(1,426)		5,104
Prepaid expenses		2,600		294
		25,487		39,760
Equipment – Note 3		843		996
Mineral properties – Note 4		30,001		30,001
	$	56,331	$	70,757
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	574,847	$	445,150
Due to related parties – Note 6		63,464		38,915
		638,311		484,065
SHAREHOLDERS' DEFICIENCY				
Share capital – Note 5		5,168,187		5,168,187
Contributed surplus Note – 5		812,662		576,845
Deficit		(6,562,829)		(6,158,340)
		(581,980)		(413,308)
	$	56,331	$	70,757

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 5

APPROVED BY THE BOARD:

"Raymond W. Roland" __________, Director
Raymond W. Roland

"Irvin B. Ridd" __________, Director
Irvin B. Ridd

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended August 31, 2008 and 2007
(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-08	31-Aug-07	31-Aug-08	31-Aug-07
Administrative Expenses				
Amortization	$ 51	$ 64	$ 153	$ 193
Automobile expenses	706	135	5,280	405
Bank charges and interest	17,100	10,362	44,063	28,300
Consulting fees	7,500	7,500	22,500	22,500
Filing fees	1,800	175	5,283	12,715
Investor relations	-	-	-	-
Management fees	7,500	7,500	22,500	22,500
Office & Miscellaneous	4,424	5,762	12,517	9,556
Professional fees	1,000	8,434	23,208	53,762
Rent	9,000	9,000	27,000	27,000
Stock based compensation	-	-	235,817	-
Transfer Agent fees	932	767	3,726	3,873
Travel and promotion	-	942	3,207	11,934
Loss before other items	50,013	50,641	405,254	192,738
Interest revenue	-	-	(765)	-
Prior year adjustment	-	-	-	-
Write Off of Resource Properties	-	-	-	-
Net loss for the period	50,013	50,641	404,489	192,738
Deficit, beginning of period	$ 6,512,816	$ 5,713,094	$ 6,158,340	$ 5,570,997
Deficit, end of period	$ 6,562,829	$ 5,763,735	$ 6,562,829	$ 5,763,735
Basic and diluted loss per share	$ 0.001	$ 0.001	$ 0.010	$ 0.005
Weighted average number of shares outstanding	39,302,841	39,302,841	39,302,841	37,558,315

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended August 31, 2008 and 2007
(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-08	31-Aug-07	31-Aug-08	31-Aug-07
Operating Activities				
Net loss for the period	$ (50,013)	$ (50,641)	$ (404,489)	$ (192,738)
Add items not affecting cash:				
Amortization	51	64	153	193
Stock based compensation	-	-	235,817	-
	(49,962)	(50,577)	(168,519)	(192,545)
Changes in non-cash working capital items related to operations:				
GST and other receivables	1,458	(2,382)	16,288	(7,422)
Prepaid expenses	(1,300)	-	(2,306)	317
Accounts payable	42,108	(89,198)	129,697	(2,553)
Due to related parties	7,775	(39,452)	24,549	(21,731)
Notes payable	-	-	-	-
	79	(181,598)	(291)	(223,934)
Investing Activities				
Acquisition of equipment	-	-	-	-
Increase in mineral property	-	-	-	-
	-	-	-	-
Financing Activities				
Issuance of common shares for cash	-	-	-	325,000
Deferred share issue costs	-	-	-	-
Share subscriptions	-	-	-	-
	-	-	-	-
Increase (decrease) in cash during the period				
Cash, beginning of period	79	-	-	-
Cash, end of period	85	-	-	-
	$ 164	$ 101,088	$ 164	$ 101,088
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2008 and 2007
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral properties or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2008 the Company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company is listed for trading on the TSX Venture Exchange ("TSX-V").

The recoverability of amounts shown for mineral properties and related deferred exploration expenses is dependent upon the discover of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production of proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2007 financial statements.

As at August 31, 2008, the Company had a working capital deficiency of $612,824 and accumulated losses of $6,562,829 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of productions basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment I value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. According, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004, the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financials instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Equipment

	31-Aug-08			30-Nov-07
	Cost	Accumulated Amortization	Net	Net
Office furniture	$ 2,052	$ 1,209	$ 843	$ 946
Computer equipment	1,248	1,248	-	50
	$ 3,300	$ 2,457	$ 843	$ 996

Note 4 Mineral Properties

	31-Aug-08		
	Yukon	Nugget Queen	Total
Acquisition Costs			
Deferred Exploration Costs	$ -	$ -	$ -
Balance at beginning of period	30,000	1	30,001
Addition:			
Geological consulting	-	-	-
Lab and assay	-	-	-
Balance at end of period	$ 30,000	$ 1	$ 30,001

Note 4 Mineral Properties – (cont'd)

	31-Aug-07		
	Yukon	Nugget Queen	Total
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs	-	-	-
Balance at beginning of period	30,000	124,789	154,789
Addition:			
Field Work	-	-	-
Deduct: previous year advance	-	-	-
	30,000	124,789	154,789
Write-off of Resource Properties	-	-	-
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash

Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and
ii) $175,000 by June 1, 2005, of which $25,000 is payable by the issue of common shares.

c) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2006.

The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This advance was spent on exploration costs during the year ended November 30, 2007.

Note 5 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	31-Aug-08		31-Aug-07	
	Shares	Amount	Shares	Amount
Balance, beginning	39,302,841	$ 5,168,187	36,052,841	$ 4,843,187
For cash:				
- exercising of warrants	-	-	250,000	25,000
- exercising of warrants	-	-	3,000,000	300,000
Reclassification of stock	-	-	-	119,703
Balance, ending	39,302,841	$ 5,168,187	39,302,841	$ 5,287,890

At May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At August 31, 2008, 87,499 (2007: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Private Placement:

On April 23, 2008, the Company announced a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

On June 25, 2008, the Company announced that, further to its April 23, 2008 news release, it increased its non-brokered private placement financing to raise up to $1,000,000 at a reduced price of $0.10125 per unit. The private placement is now comprised of 9,876,543 units with each unit consisting of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

Note 5 Share Capital – (cont'd)

(c) Private Placement: – (cont'd)

Certain directors and officers are expected to participate in the private placement on the terms set forth above and such participation has been approved by the independent directors of the Company. The Company is relying on an exemption from the related party requirements of MI 61-101. The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

On July 22, 2008, the Company announced that at its 2008 Annual and Special General Meeting, shareholders approved, by special resolution, a share consolidation on the basis of three (3) existing common shares for one (1) new common share. Additionally, a change of the Company's name, to a name to be determined by the Board of Directors, was approved by shareholders. The share consolidation and name change are subject to TSX Venture Exchange acceptance for filing.

(d) Share Purchase Warrants:

At August 31, 2008, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
nil	$nil	-

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of #300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

(e) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

Note 5 Share Capital – (cont'd)

(e) Stock Option Plan: – (cont'd)

A summary of the status of the Company's stock option plan as of August 31, 2008 and August 31, 2007 and changes during the periods then ended is presented below:

	31-Aug-08			31-Aug-07		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning	3,930,284	$	0.11	3,605,284	$	0.19
Granted	-		-	-		-
Expired	-		-	(748,141)		0.25
Balance, beginning	3,930,284	$	0.11	2,857,143	$	0.19

At August 31, 2008, 3,930,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
3,930,284	$0.11	Two years from acceptance

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised and on March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired unexercised.

On May 16, 2008, the Company granted Incentive Stock Options on 3,930,284 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.11 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

The stock option plan has been submitted for filing and the Company is currently awaiting the Exchange's acceptance thereof.

The fair value of share purchase options for the period was estimated using the Black-Scholes option pricing model with the following assumptions:

	2008
Risk-free interest rate	4.02%
Dividend yield	-
Expected stock price volatility	57.00%
Weighted average expected stock option life	2 years

Note 6 Related Party Transactions

During the nine months ended August 31, 2008, a company controlled by the President of the Company was accrued or paid $22,500 (2007: $22,500) for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $63,464 (2007: $92,189) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Note 7 Subsequent Events

Nil.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

October 30, 2008

For the nine months ended August 31, 2008, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of October 30, 2008 provides information on the operations of the Company for nine months ended August 31, 2008, and subsequent to the period end, and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2007 and 2006.

OVERVIEW

Pacific Topaz Resources Ltd. (PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended August 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

Mineral Properties

	Yukon 31-Aug-08	Nugget Queen 31-Aug-08	Total 31-Aug-08
Acquisition Costs	$ -	$ -	$ -
Deferred Exploration Costs			
Balance at beginning of period	30,000	1	30,001
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
Balance at end of period	$ 30,000	$ 1	$ 30,001

Mineral Properties – Cont'd

	Yukon 30-Nov-07	Nugget Queen 30-Nov-07	Total 30-Nov-07
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:	-	-	-
Field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write Off of Resource Properties	-	(299,788)	(299,788)
Balance at end of period	$ 30,000	$ 1	$ 30,001

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometres northeast of Port Hardy and 5 kilometres south of Seymour Inlet and consists of 2 claims totalling 24 units.

During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This amount was spent on exploration costs during 2007.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended November 30, 2007, 2006 and 2005:

	Year Ended 30-Nov-07	Year Ended 30-Nov-06	Year Ended 30-Nov-05
	Audited	Audited	Audited
Revenue	$ -	$ -	$ -
Net income (loss)	(587,343)	(711,081)	(447,729)
Basic and diluted earning (loss) per share	(0.01)	(0.02)	(0.01)
Total assets	79,923	365,788	305,612

SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended November 30, 2007, the net loss was $587,343 compared to a net loss of $711,081 for the comparable period in 2006. The decrease of $123,738 in net loss was primarily due to a decrease of $6,526 in automobile expenses, $8,087 in investor relations, $4,000 in management fees, and $457,142 in stock based compensation, which was offset by an increase of $22,770 in bank charges and interest, $5,512 in office and miscellaneous, $21,122 in professional fees, $1,026 in transfer agent fees, $2,118 in travel and promotion, and $299,788 on write-off of mineral properties.

For the year ended November 30, 2006, the net loss was $711,081 compared to a net loss of $447,729 or for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended August 31, 2008, the net loss was $50,013 or $0.001 per share compared to the net loss of $50,641 or $0.001 per share (1.24% decrease) for the comparable period in 2007. The decrease of $628 in net loss was primarily due to an decrease of $13 in amortization, $1,338 in office and miscellaneous, $7,434 in professional fees, and $942 in travel and promotion, which was offset by a increase of $571 in automobile expenses, $6,738 in bank charges and interest, $1,625 in filing fees and $165 in transfer agent fees.

During the quarter ended August 31, 2008, the Company incurred automobile expenses of $706 (2007: $135), bank charges and interest of $17,100 (2007: $10,362), consulting fees of $7,500 (2007: $7,500), filing fees of $1,800 (2007: $175), management fees of $7,500 (2007: $7,500), office and miscellaneous of $4,424 (2007: $5,762), professional fees of $1,000 (2007: $8,434), rent of $9,000 (2007: $9,000), transfer agent fees of $932 (2007: $767), and travel and promotion of $nil (2007: $942). The Company also recorded amortization of $51 (2007: $64).

Year-to-Date

For the nine months ended August 31, 2008, the net loss was $404,489 or $0.010 per share compared to the net loss of $192,738 or $0.005 per share (109.86.0% increase) for the comparable period in 2007. The increase of $211,751 in net loss was primarily due to an increase of $4,875 in automobile expenses, $15,763 in bank charges and interest, $2,961 in office and miscellaneous, and $235,817 in stock based compensation, which was offset by a decrease of $40 in amortization, $7,432 in filing fees, $30,554 in professional fees, $147 in transfer agent fees, $8,727 in travel and promotion and $765 in interest revenue.

During the nine months ended August 31, 2008, the Company incurred automobile expenses of $5,280 (2007: $405), bank charges and interest of $44,063 (2007: $28,300), consulting fees of $22,500 (2007: $22,500), filing fees of $5,283 (2007: $12,715), management fees of $22,500 (2007: $22,500), office and miscellaneous of $12,517 (2007: $9,556), professional fees of $23,208 (2007: $53,762), rent of $27,000 (2007: $27,000), transfer agent fees of $3,726 (2007: $3,873), and travel and promotion of $3,207 (2007: $11,934). The Company also recorded amortization of $153 (2007: $193), and stock based compensation of $235,817 (2007: $nil).

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2008	2008	2008	2007	2007	2007	2007	2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net income (loss)	(50,013)	(296,177)	(58,299)	(394,605)	(50,641)	(55,048)	(87,049)	(360,880)
Basic/diluted earning (loss) per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2008, the Company had working capital deficiency of $612,824 compared to $349,553 as at August 31, 2007. At the same time, the Company held cash on hand of $164 (2007: $101,088) and liabilities totalled $638,311 (2007: $477,881). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

OUTSTANDING SHARE DATA

As at August 31, 2008 and October 31, 2008, outstanding share data for the Company is follows:

Common shares: Authorized capital: unlimited common shares without par value
Issued capital: 39,302,841common shares without par value

Stock Options: 3,390,284 options exercisable at $0.11 per share on or before the date which is two years from TSX Venture Exchange acceptance for filing of the Company's stock option plan.

Warrants: Nil.

RELATED PARTY TRANSACTIONS

During the nine months ended August 31, 2008, a company controlled by the President of the Company was accrued or paid $22,500 (2007: $22,500) for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $63,464 (2007: $92,189) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

DISCLOSURE CONTROL AND PROCEDURES

The Company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements. The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

The Company believes an open and effective line of communication exists among the board. The Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of November 30, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended November 30, 2007. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of consultants to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

END